BAUER
& COMPANY
audit & accounting services

# Future Proof Brands, LLC

# Financial Statements

# (With Independent Auditors' Report)

# December 31, 2019 and 2018

BAUER
& COMPANY
audit & accounting services

## Independent Auditors' Report

To the Members of
Future Proof Brands, LLC:

***Report on the Financial Statements***
We have audited the accompanying financial statements of Future Proof Brands, LLC (the "Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

See ***Other Matter*** paragraph below regarding the accompanying financial statements as of and for the year ended December 31, 2018.

***Management's Responsibility for the Financial Statements***
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

***Basis for Qualified Opinion***
We were unable to obtain sufficient appropriate audit evidence about inventory of $1,371,088 as of December 31, 2019 and cost of sales of $4,004,883 during the year ended December 31, 2019, because we were not engaged as the Company's auditors until 2020 and were not able to perform a physical count of the Company's beginning inventory balance on December 31, 2018 and ending balance as of December 31, 2019 or perform alternative procedures to verify the existence and accuracy of the amount. Consequently, we were unable to determine whether any adjustments to these amounts were necessary.

BAUER & COMPANY
audit & accounting services

***Qualified Opinion***

In our opinion, except for the possible effects of the matter described in the Basis for Qualified Opinion paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

***Other Matter***

The financial statements as of and for the year ended December 31, 2018 were reviewed by us and our report thereon, dated October 5, 2020, stated we were not aware of any material modifications that should be made to those financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.  A review is substantially less in scope than an audit and does not provide a basis for the expression of an opinion on the financial statements as a whole.

Bauer & Company, LLC

**BAUER & COMPANY, LLC**
October 5, 2020
Austin, Texas

**FUTURE PROOF BRANDS, LLC**

Balance Sheets

December 31, 2019 and 2018

| | 2019 | 2018 (unaudited) |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ 646,464 | $ 359,155 |
| Accounts receivable, net | 410,111 | 616,748 |
| Inventory, net | 1,371,088 | 222,301 |
| Debt acquisition costs, net | 8,542 | - |
| Prepaid expenses and other assets | 31,382 | 132,971 |
| Total current assets | 2,467,587 | 1,331,175 |
| Property and equipment, net | 26,001 | 38,617 |
| **Total assets** | $ 2,493,588 | $ 1,369,792 |
| **Liabilities and Members' Equity** | | |
| Current liabilities | | |
| Accounts payable | $ 626,360 | $ 165,603 |
| Accrued expenses | 493,091 | 210,572 |
| Total current liabilities | 1,119,451 | 376,175 |
| Notes payable (Note 6) | 1,488,784 | - |
| Total liabilities | 2,608,235 | 376,175 |
| Commitments and contingencies (Note 10) | - | - |
| Members' (Deficit) Equity | | |
| Series Seed preferred units; 1,704,075 shares issued and outstanding liquidation preference of $1,000,000 | 1,000,000 | 1,000,000 |
| Series A preferred units; 2,158,539 shares issued and outstanding; liquidation preference of $4,884,378 | 4,884,378 | 4,884,378 |
| Series B preferred units; 2,130,577 and 948,756 shares issued and outstanding; liquidation preference of $5,595,960 | 5,595,960 | 2,491,926 |
| Common units; 3,668,645 shares issued and outstanding | - | - |
| Additional paid-in capital | 105,833 | 83,783 |
| Accumulated deficit | (11,700,818) | (7,466,470) |
| Total members' (deficit) equity | (114,647) | 993,617 |
| **Total liabilities and members' (deficit) equity** | $ 2,493,588 | $ 1,369,792 |

See accompanying notes and independent auditors' report.

**FUTURE PROOF BRANDS, LLC**

Statements of Operations

For the Years Ended December 31, 2019 and 2018

| | | 2019 | | 2018 (unaudited) |
|---|---|---|---|---|
| **Revenues** | $ | 4,199,062 | $ | 2,025,037 |
| **Cost of Sales** | | 4,004,883 | | 1,907,588 |
| **Gross Profit** | | 194,179 | | 117,449 |
| **Operating expenses** | | | | |
| General and administrative | | 999,608 | | 759,372 |
| Operations | | 266,608 | | 56,049 |
| Compensation and benefits | | 2,065,161 | | 1,649,809 |
| Marketing | | 642,052 | | 586,439 |
| Sales | | 379,668 | | 217,341 |
| Depreciation | | 12,616 | | 11,905 |
| Total operating expenses | | 4,365,713 | | 3,280,915 |
| Operating loss | | (4,171,534) | | (3,163,466) |
| **Other Expense** | | | | |
| Interest expense | | 57,903 | | 8,781 |
| Total other expense | | 57,903 | | 8,781 |
| Loss before income taxes | | (4,229,437) | | (3,172,247) |
| Income tax expense | | 4,911 | | - |
| Net loss | $ | (4,234,348) | $ | (3,172,247) |

See accompanying notes and independent auditors' report.

**FUTURE PROOF BRANDS, LLC**
Statements of Changes in Members' Equity (Deficit)
For the Years Ended December 31, 2019 and 2018

| | Series Seed Preferred Units | | | Series A Preferred Units | | | Series B Preferred Units | | | Common Units | | | Additional Paid-In | | Accumulated | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | | Amount | Shares | | Amount | Shares | | Amount | Shares | | Amount | | Capital | | Deficit | Total |
| Balance at December 31, 2017 (unaudited) | 1,704,075 | $ | 1,000,000 | 1,625,140 | $ | 3,677,397 | - | $ | - | 3,668,645 | $ | - | $ | 74,630 | $ | (4,294,223) | $ 457,804 |
| Issuance of Series A preferred units | - | | - | 533,399 | | 1,206,981 | - | | - | - | | - | | - | | - | 1,206,981 |
| Issuance of Series B preferred units | - | | - | - | | - | 519,391 | | 1,364,200 | - | | - | | - | | - | 1,364,200 |
| Issuance of Series B preferred units in exchange for bridge notes | - | | - | - | | - | 429,365 | | 1,127,726 | - | | - | | - | | - | 1,127,726 |
| Profits interest expense | - | | - | - | | - | - | | - | - | | - | | 9,153 | | - | 9,153 |
| Net loss | - | | - | - | | - | - | | - | - | | - | | - | | (3,172,247) | (3,172,247) |
| Balance at December 31, 2018 (unaudited) | 1,704,075 | | 1,000,000 | 2,158,539 | | 4,884,378 | 948,756 | | 2,491,926 | 3,668,645 | | - | | 83,783 | | (7,466,470) | 993,617 |
| Issuance of Series B preferred units | - | | - | - | | - | 1,166,972 | | 2,990,655 | - | | - | | - | | - | 2,990,655 |
| Issuance of Series B preferred units in exchange for bridge notes | - | | - | - | | - | 14,849 | | 113,379 | - | | - | | - | | - | 113,379 |
| Issuance of common units in conjunction with notes payable | - | | - | - | | - | - | | - | - | | - | | 13,131 | | - | 13,131 |
| Profits interest expense | - | | - | - | | - | - | | - | - | | - | | 8,919 | | - | 8,919 |
| Net loss | - | | - | - | | - | - | | - | - | | - | | - | | (4,234,348) | (4,234,348) |
| Balance at December 31, 2019 | 1,704,075 | $ | 1,000,000 | 2,158,539 | $ | 4,884,378 | 2,130,577 | $ | 5,595,960 | 3,668,645 | $ | - | $ | 105,833 | $ | (11,700,818) | $ (114,647) |

See accompanying notes and independent auditors' report.

**FUTURE PROOF BRANDS, LLC**

Statements of Cash Flows

For the Years Ended December 31, 2019 and 2018

| | | 2019 | | 2018 (unaudited) |
|---|---|---|---|---|
| Cash flows from operating activities: | | | | |
| Net loss | $ | (4,234,348) | $ | (3,172,247) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | | |
| Depreciation | | 12,616 | | 11,905 |
| Accretion of debt discount | | 3,373 | | - |
| Reserve for inventory obsolescence | | 135,073 | | - |
| Profits interest expense | | 8,919 | | 9,153 |
| Change in assets and liabilities: | | | | |
| Accounts receivable | | 206,637 | | (161,060) |
| Inventory | | (1,283,860) | | (112,627) |
| Prepaid expenses and other assets | | 101,589 | | (120,516) |
| Accounts payable | | 460,757 | | 128,301 |
| Accrued expenses | | 297,911 | | 86,996 |
| Net cash used in operating activities | | (4,291,333) | | (3,330,095) |
| Cash flows from investing activities: | | - | | - |
| Cash flows from financing activities: | | | | |
| Proceeds from issuance of notes payable | | 1,500,000 | | - |
| Repayments on notes payable | | - | | (128,854) |
| Proceeds from issuance of bridge loan | | 113,379 | | 1,127,726 |
| Payments on debt acquisition costs | | (10,000) | | - |
| Payments on term loan | | (15,392) | | - |
| Proceeds from issuance of Series A preferred units | | - | | 1,206,981 |
| Proceeds from issuance of Series B preferred units | | 2,990,655 | | 1,364,200 |
| Net cash provided by financing activities | | 4,578,642 | | 3,570,053 |
| Net increase in cash | | 287,309 | | 239,958 |
| Cash and cash equivalents at beginning of year | | 359,155 | | 119,197 |
| Cash and cash equivalents at end of year | $ | 646,464 | $ | 359,155 |
| Income taxes paid | $ | 88,090 | $ | - |
| Interest paid | $ | 4,911 | $ | 8,781 |
| Noncash investing and financing activities: | | | | |
| Conversion of bridge notes payable to Series B preferred units | $ | 113,379 | $ | 1,127,726 |

See accompanying notes and independent auditors' report.

**Note 1 - Nature of Business**

Future Proof Brands, LLC, a Delaware limited liability company (the "Company"), was formed in 2014. In October 2019, the Company changed its name from BeatBox Beverages, LLC. The Company produces alcoholic party punch in several flavors. The Company uses third-party manufacturing partners to produce its product and sells its product through distributors throughout much of the United States.

**Note 2 – Liquidity and Capital Resources**

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus ("COVID-19") a global pandemic and recommended containment and mitigation measures worldwide. The COVID-19 pandemic has continued to spread and has already caused severe global disruptions. The extent of COVID-19's effect on the Company's operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As of the date of the independent auditors' report, the Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact the Company's financial position, results of operations, and cash flows in 2020.

In March 2020, the Company entered into an $850,000 promissory note with one of the holders of the notes payable. The promissory note has a 12% interest rate and requires monthly interest payments. The promissory note matures on October 20, 2020. See further description in Note 12.

In April 2020, the Company received a Paycheck Protection Program ("PPP") loan from the United States Small Business Administration for $313,500. See further description in Note 12.

The Company is currently in the process of raising additional Series B preferred units, However, there is no guarantee that the Company will be able to raise capital. Based on current financial projections for 2020, the promissory note and the PPP funding, the Company's management believes it has sufficient liquidity to maintain operations through at least October 5, 2021. In addition, the Company's outstanding debt is held by Preferred Unit holders. Failure to generate additional revenue, raise additional capital or manage discretionary spending could have a material adverse effect on the Company's ability to continue as a going concern.

**Note 3 - Significant Accounting Policies**

***Basis of Accounting***
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America ("GAAP").

***Use of Estimates***
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

***Cash equivalents***
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

**Note 3 - Significant Accounting Policies *(continued)***

***Accounts Receivable***

Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 15-30 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current collectability status of accounts, which includes historical loss experience and the length of time receivables are past due. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The provision for doubtful accounts as of December 31, 2019 and 2018 was zero.

***Inventory***

Inventory consists of finished goods stated at the lower of FIFO cost or market. Cost includes certain indirect purchasing, merchandise handling and storage costs incurred to acquire or manufacture inventory and costs to process and put away shipments received in order to prepare them to be picked for orders. Inventories are adjusted for estimated obsolescence and written down to net realizable value based upon estimates of future demand and market conditions. The inventory reserve was $135,073 and $0 as of December 31, 2019, respectively.

***Revenue recognition***

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), which, along with subsequent ASUs, amends the existing accounting standards for revenue recognition ("Topic 606"). This guidance is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled to receive when products are transferred to customers. ASU 2014-09 was effective for the Company beginning January 1, 2019. Based on the Company's evaluation process and review of its contracts with customers, the timing and amount of revenue recognized based on ASU 2014-09 is consistent with the Company's revenue recognition policy under previous guidance. The Company has therefore concluded that the adoption of ASU 2014-09 did not have a material impact on its financial position, results of operations, or cash flows.

Revenue is recognized at the point in which the performance obligation under the terms of a contract with the customer have been satisfied and control has transferred. The Company's performance obligation is typically defined as the accepted purchase order, or the contract, with the customer which requires the Company to deliver the requested products at agreed upon prices at the time and location of the customer's choice.

Revenue is measured as the amount of consideration the Company expects to receive in exchange for fulfilling the performance obligation. Sales and other taxes the Company collects concurrent with the sale of products are excluded from revenue. The Company's normal payment terms vary by the type and location of its customers and the products offered. The time between invoicing and when payment is due is not significant. None of the Company's customer contracts as of December 31, 2019 and 2018 contain a significant financing component.

The Company's practice on product returns is to accept and credit the return of unopened cases of products from customers where the quantity is small, where the product has been misplaced or the product is defective. Provisions are made for estimated sales returns which are deducted from net sales at the time of shipment.

**Note 3 - Significant Accounting Policies *(continued)***

The Company routinely offers sales discounts and promotions through various programs to its customers and retailers. These programs include rebates, temporary on shelf price reductions, off invoice discounts, retailer advertisements, product coupons and other trade activities. Provision for discounts and incentives are recorded in the same period in which the related revenues are recognized. At the end of each accounting period, the Company recognizes a liability for estimated sales discounts that have been incurred but not paid. The offsetting charge is recorded as a reduction of revenues in the same period when the expense is incurred. During the years ended December 31, 2019 and 2018, the total sales returns, discounts and promotions was $556,212 and $436,623, respectively.

The Company recognizes the incremental costs of obtaining contracts as a reduction of revenues when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less. If the amortization period of the assets is greater than one-year, the cost is recognized over the lesser of the contract term or expected period the Company expects to receive substantial benefit, whichever is shorter. As of December 31, 2019, and 2018, there are no prepaid assets associated with obtaining sales contracts.

Deferred revenue is presented for merchandise that has not yet transferred control to the customer, but for which tender has been accepted. Deferred revenue is recognized in sales either at a point in time when the customer obtains control of merchandise through pickup or delivery.

***Cost of revenues***
Cost of revenues consists of the cost of the product, inbound freight charges, outbound freight charges, purchasing and receiving costs, merchandise handling and internal transfer costs. Cost of sales does not include any allocation of payroll expenses.

***Property and equipment***
Property and equipment consist principally of equipment, computers, furniture, leasehold improvements, and software. Property and equipment are stated at cost with depreciation provided using the straight- line method over the estimated useful life of the depreciable assets ranging from two to seven years.

Expenditures for maintenance and repairs are charged to expense as incurred. Major expenditures for additions, replacements and betterments are capitalized. When assets are sold, retired or fully depreciated the cost, reduced by the related amount of accumulated depreciation, is removed from the accounts and any resulting gain or loss is recognized as income or expense.

The Company reviews long-lived assets, including property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted cash flows, without interest charges, will be less than the carrying amount of the assets. During the years ended December 31, 2019 and 2018, the Company did not incur any long-lived asset impairments.

***Marketing and advertising costs***
The Company expenses marketing and advertising costs as incurred.

**Note 3 - Significant Accounting Policies *(continued)***

***Unit-based compensation***
The Company expenses unit-based payments issued to employees, consultants and other service providers through the Company's Profits Interest Plan, in the income statement based on their fair value less estimated forfeitures. Compensation cost is recognized over the award's requisite service period (which is generally the vesting term).

The value of equity instruments issued to non-employees is calculated for all transactions in which goods or services are the consideration received for the issuance of equity instruments and is accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measured. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty's performance is complete or the commitment date if there is sufficient disincentive to ensure performance.

***Financial instruments and credit risk***
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and accounts receivable from customers. Cash is deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits. Accounts receivable are generally unsecured.

The amounts reported for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are considered to approximate their market values based on comparable market information available at the respective balance sheet dates due to their short-term nature. The notes payable has a fixed rate that approximates fair value as of December 31, 2019 and 2018 due to the proximity of the agreements to the balance sheet date.

***Income Taxes***
The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Members are liable for individual federal income taxes on their taxable net income.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related consolidated financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. As of December 31, 2019, the Company has recorded no unrecognized tax benefits. Additionally, the Company does not expect any unrecognized tax benefits to change significantly over the next twelve months. The Company is generally no longer subject to tax examinations relating to US federal tax returns for years prior to 2016.

The Company is subject to Texas margin tax, which is accounted for as an income tax and other state income taxes. Income tax expense was $4,911 and $0 for the years ended December 31, 2019 and 2018, respectively.

**Note 3 - Significant Accounting Policies *(continued)***

***Recent Accounting Pronouncements***
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases. Under ASU 2016-02 a right-to-use asset and lease liability will be recorded by lessees measured in the statement of financial position for leases classified as operating leases under previous GAAP. The asset and liability will be initially measured at the present value of lease payments. The single lease cost is then allocated over the lease term on a generally straight-line basis. All cash payments are then classified within the operating activities in the statement of cash flows. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. These amendments are effective for the Company on January 1, 2022. Early application of the amendments in this Update is permitted for all entities. The Company has not yet determined the impact of adopting the standard on its financial statements.

**Note 4 – Property and Equipment**

Property and equipment consists of the following at December 31, 2019 and 2018:

| | 2019 | 2018 |
|---|---|---|
| Equipment | $ 6,070 | $ 6,070 |
| Vehicles | 16,937 | 16,937 |
| Computers and software | 35,589 | 35,589 |
| Subtotal | 58,596 | 58,596 |
| Less accumulated depreciation | (32,595) | (19,979) |
| Total | $ 26,001 | $ 38,617 |

Depreciation expense for the years ended December 31, 2019 and 2018 was $12,616 and $11,905, respectively.

**Note 5 – Inventory**

Inventory consists of the following at December 31, 2019 and 2018:

| | 2019 | 2018 |
|---|---|---|
| Finished goods | $ 1,506,161 | $ 222,301 |
| Less: inventory reserve | (135,073) | - |
| Total | $ 1,371,088 | $ 222,301 |

**Note 6 – Notes Payable**

In September 2019, the Company entered into a loan and security agreement (the "Agreement") with two investors and issued a total of $1.5 million of notes payable. The notes payable mature in September 2021 and carry an interest rate of 10%. Interest payments are required monthly. The note payable can be increased by $1.0 million at the discretion of the investors. The notes payable are collateralized by all the assets of the Company.

**Note 6 – Notes Payable (continued)**

In conjunction with the issuance of the notes payable, the Company issued 106,886 warrants to purchase Common Units at an exercise price of $0.29 per share. The warrants expire in September 2029. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Company used an estimated volatility of 30%, expected dividend yield of 0%, average risk free rate of 2.0% and an expected term of 10 years as its variables in its Black-Scholes calculation of stock compensation expense for options granted during 2019. The fair value of warrants granted during the year ended December 31, 2019 was $13,131, which was recorded as a discount on the note payable and amortized over the term of the notes payable. During the year ended December 31, 2019, the Company recognized additional interest expense of $1,915 related to the warrant issuance and has a debt discount of $11,216 remaining to be amortized as of December 31, 2019.

In 2017, the Company entered into a note payable agreement with an original balance of $200,000, an interest rate of 25% and a maturity date of December 31, 2018. During 2018, the note payable was repaid.

**Note 7 – Common and Preferred Units**

In October 2018, the Company approved the 4th Amended and Restated Limited Liability Company Agreement ("LLC Agreement"). The LLC Agreement authorized Common Units, Series Seed Preferred Units, Series A Preferred Units, Series B Preferred Units and Profits Interests (as described in Note 8). The LLC Agreement does not limit the number of Units available for issuance.

As of December 31, 2019, the total number of Common Units, Series Seed Preferred Units, Series A Preferred Units, Series B Preferred Units outstanding are 3,668,645, 1,704,075, 2,158,539 and 2,130,577, respectively.

During 2019, the Company issued a bridge note payable for $113,379. The bridge note carried a 5% interest rate and was convertible into Series B Preferred Units. In 2019, the bridge note was converted into 14,849 of Series B Preferred Units.

During 2019, the Company issued 1,166,972 of Series B Preferred Units and received cash proceeds of $2,990,655.

During 2018, the Company issued a bridge note payable for $1,127,726. The bridge note carried a 5% interest rate and was convertible into Series B Preferred Units. In 2018, the bridge note was converted into 429,365 of Series B Preferred Units.

During 2018, the Company issued 519,391 of Series B Preferred Units and received cash proceeds of $1,364,200.

During 2018, the Company issued 533,399 of Series A Preferred Units and received cash proceeds of $1,206,981.

**Note 7 – Common and Preferred Units (continued)**

*Liquidation preferences* – In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Preferred Units, on a pro rata basis, will receive a return of their initial capital contribution until the unreturned capital equals zero.

After distributions pursuant to the liquidation preferences noted above, all Common Unit holders shall participate in additional distributions, pro rata.

*Company Managers* - The Common Unit holders (voting as a single class) are entitled to elect two of the Company's Managers, the Series Seed Preferred Unit holders are entitled to elect one of the Company's Managers, and the Series A Preferred Unit holders are entitled to elect one of the Company's Managers. After the Common and Preferred Managers are in office, the four Managers are entitled to designate one additional Manager.

**Note 8 – Profits Interest**

In accordance with the Amended and Restated Limited Liability Company Agreement, the Company has reserved 421,680 common units for issuance of Profits Interests. The board of directors of the Company can issue the Profits Interests to employees, consultants and other service providers of the Company. Holders of Profits Interests awards are entitled to distributions on a pari passu basis with common unit holders, subject to any applicable threshold values set forth in their Profits Interest agreements. The threshold is determined by the board of directors of the Company. All holders of Profits Interest awards are required to execute a voting proxy and transfers their Common Unit voting rights to the Managers' of the Company. The Profits Interest awards are subject to vesting and the holders receive distributions only if the amount distributed is in excess of the applicable threshold values. Employees vest in the award at the discretion of the board of directors of the Company based on the employees award agreement or may be fully vested at the timing of the award grant. Vested Profits Interest awards are retained by the employee if their employment is terminated, except in the case of termination for cause or a violation of confidentiality agreements.

As of December 31, 2019, the Company has 161,185 Profits Units awards available for issuance.

In the event of a change in control of the Company, an unvested Profits Interest will become fully exercisable and fully vested.

The fair value of each Profits Interest award is estimated on the date of grant using the Black-Scholes option-pricing model. There were no awards issued during 2019 and 2018.

The Company recognized $8,919 and $9,153 in Profits Interest compensation for the years ended December 31, 2019 and 2018, respectively. As of December 31, 2019, the Company has $16,160, in unamortized compensation costs related to non-vested Profits Interest awards that it expects to be recognized in future periods.

**Note 8 – Profits Interest (continued)**

A summary of the Company's Profits Interest activity and related information through December 31, 2019 is as follows:

| | Number of Profits Interests | Weighted Average Price per Unite |
|---|---|---|
| Outstanding at December 31, 2017 | 392,803 | $ 2.17 |
| Granted | - | - |
| Exercised | - | - |
| Surrendered | (132,308) | (2.26) |
| Outstanding at December 31, 2018 | 260,495 | $ 2.17 |
| Granted | - | - |
| Exercised | - | - |
| Surrendered | - | - |
| Outstanding at December 31, 2019 | 260,495 | $ 2.17 |

The following table summarizes information regarding Profits Interest outstanding and vested at December 31, 2019:

| Year | Threshold Price | Outstanding | Vested |
|---|---|---|---|
| 2016 | $2.67 | 35,407 | 35,407 |
| 2017 | $0.00 | 63,345 | 63,345 |
| 2017 | $2.26 | 161,743 | 123,673 |
| Total | $2.17 | 260,495 | 222,425 |

**Note 9 – Mirror Unit Plan**

In November 2017, the Company adopted the Mirror Unit Plan (the "Mirror Plan"). The Mirror Plan has been amended on several occasions since adoption. Under the Mirror Plan, the Managers of the Company may grant employees of the Company certain rights to receive cash or unit bonuses in the event of a change of control or liquidation event of the Company. Awards under the Mirror Plan are purely discretionary. Employees vest in the award at the discretion of the Managers of the Company based on the employees award agreement or may be fully vested at the timing of the award grant. Unvested awards vest upon the occurrence of a triggering event, as defined in the Mirror Plan. As a change of control event is not certain to occur and the Mirror Units are not an equity instrument of the Company, the Company has not assigned any value to the awards as of December 31, 2019 and 2018. The maximum number of units available for grant under the Mirror Plan is 630,427. As of December 31, 2019, the Company has a total of 403,889 units outstanding. Cancelled units are available for re-issuance. Vested units are not cancelled upon the participants' termination of employment with the Company. As of December 31, 2019, 138,453 of the outstanding awards are vested.

## Note 10 - Commitments and Contingencies

*Lease arrangements*
The Company has an operating leases for their office facilities that expires in February 2021. Future minimum lease payments under these leases as of December 31, 2019 are as follows:

| | | |
|---|---|---|
| Year ended December 31, | | |
| 2020 | $ | 18,404 |
| 2021 | | 3,510 |
| | $ | 21,914 |

Rent expense on the Company's operating leases was $5,129 and $0 for the years ended December 31, 2019 and 2018, respectively, and is included in general and administrative expense.

*Litigation*
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

*Risk Management*
The Company is subject to various claims and liabilities in the ordinary course of business. The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

## Note 11 - Concentrations

Deposits of cash held in US banks sometimes exceed federally insured limits; however, the Company has not experienced any losses on its deposits. Accounts receivable are generally unsecured. The Company performs ongoing credit evaluations of customers and generally does not require collateral. The Company maintains reserves for potential credit losses on customer accounts when deemed necessary.

The following is a summary of the percentages of revenue and accounts receivable related to customers as of and for the year ended December 31, 2019:

| | Percentage of Revenues | Accounts Receivable |
|---|---|---|
| Customer A | 1% | 16% |
| Customer B | 8% | 15% |
| Customer C | 4% | 11% |
| Customer D | 5% | 10% |
| Customer E | 1% | 8% |
| Customer F | 0% | 0% |

**Note 11 – Concentrations (continued)**

The following is a summary of the percentages of revenue and accounts receivable related to customers as of and for the year ended December 31, 2018:

| | Percentage of Revenues | Accounts Receivable |
|---|---|---|
| Customer A | 0% | 0% |
| Customer B | 9% | 3% |
| Customer C | 6% | 4% |
| Customer D | 6% | 9% |
| Customer E | 5% | 23% |
| Customer F | 11 | 18% |

**Note 12 – Subsequent Events**

The Company has evaluated subsequent events through October 5, 2020, the date the financial statements were available to be issued.

In September 2020, the Company approved the 5th Amended and Restated Limited Liability Company Agreement ("5th LLC Agreement). As part of the 5th LLC Agreement, the Company increased the maximum number of units available for grant under the Mirror Plan to 758,862. During 2020, the Company issued 121,978 Mirror Units.

In January 2020, the Company issued 103,318 Profits Interest units to three officers of the Company. The units have a threshold value of $0.6566 per share and vest over the next four years.

In March 2020, the Company entered into an $850,000 promissory note with one of the holders of the notes payable. The promissory note has a 12% interest rate and requires monthly interest payments. The promissory note matures On October 20, 2020. In conjunction with the promissory note, the Company issued a warrant to 61,062 Common Units at an exercise price of $2.26 per share. The warrants expire in March 2030.

In April 2020, the Company received a Paycheck Protection Program ("PPP") loan from the United States Small Business Administration for $313,500. The PPP loan has an interest rate of 1.0% and is due in two years. However, if the Company meets certain criteria related to the use of funds and maintains employment levels, then potentially all of the loan principal and accrued interest will be forgiven and no repayment will be required. Unforgiven principal and interest payments begin in October 2020.